Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

On July 25, 2007, The PNC Financial Services Group, Inc. (“PNC”) filed a Current Report on Form 8-K with the Securities and Exchange Commission stating that, in connection with planned meetings with investors and analysts, PNC expects to disclose that its BlackRock business segment contributed $110 million to PNC’s earnings for the first six months of 2007.

Additional Information About the PNC/Sterling Financial Corporation Transaction

PNC and Sterling Financial Corporation (“Sterling Financial”) will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial will be available free of charge from Sterling Financial by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial. Information about the directors and executive officers of Sterling Financial is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.